FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [X] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)
WEIDMAN	WILLIAM	N.	UNITY WIRELESS CORPORATION - "UTYW
(Last)	(First)	(Middle)
136 Shorewood Drive			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) -		4. Statement for Month/Day/Year 11/20/2002
7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year) -

Great Neck, NY 11021
(City, State, Zip) * If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6 Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
					Code	V	Amount	(A) or (D)	Price
Common Stock			07/11/2002	-	P		899,999	A	$0.30	899,999	D	-
			07/26/2002	-	P		200,000	A	$0.30	1,099,999	D	-
			09/13/2002	-	P		1,000,000	A	$0.205	2,099,999	D	-

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month,/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Debenture	$0.15(1)	11/20/2002		P		(1)		11/20/02	03/15/04	Common	3,170,600

Warrants	$0.15(2)	11/20/2002		P		(2)		11/20/02	03/15/04	Common	3,170,600

Explanation of Responses:

(1) CDN$475,590 Convertible Debentures, convertible into a total of 3,170,600 common shares of Unity Wireless at a price of CDN$0.15 per share. Each Debenture pays simple interest at 10% per annum maturing March 15, 2004.

(2) 3,170,600 share purchase warrants, entitling the holder to purchase 3,170,600 common shares of Unity Wireless at a price of CDN$0.15 per share exercisable until March 15, 2004.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.								/s/ William N. Weidman				January 21, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).								**Signature of Reporting Person				Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.